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                                EXHIBIT 1

                 GENERAL AMERICAN LIFE INSURANCE COMPANY

                    DESCRIPTION OF ISSUANCE, TRANSFER
                      AND REDEMPTION PROCEDURES FOR
                     VARIABLE LIFE INSURANCE POLICIES
                   PURSUANT TO RULE 6E-3(T)(b)(12)(ii)

                                   AND

                    METHOD OF COMPUTING ADJUSTMENTS IN
                      PAYMENTS AND CASH VALUES UPON
                   CONVERSION TO FIXED BENEFIT POLICIES
                  PURSUANT TO RULE 6E-3(T)(b)(13)(v)(B)


This document sets forth the administrative procedures that will be followed by General American Life Insurance Company (the "Company") in connection with the issuance of its Destiny Variable Life Insurance Policy. The policy forms are referred to collectively as "Destiny" or as the "Policies" or "Policy." This document also addresses the transfer of assets held under the Policy and the redemption by Owners of their interests in such Policies, and explains the method that the Company will follow in making a cash adjustment when a Policy is exchanged for a fixed benefit insurance policy pursuant to Rule 6e-3(T)(b)(13)(v)(B).

I.   PROCEDURES RELATING TO ISSUANCE AND PURCHASE OF POLICIES

     A.   Premium Payments and Underwriting

          Premiums for the Policies will not be the same for all owners of Policies ("Owners"). The Company must receive an initial premium, which may be all or part of the first annual premium, together with a completed application, before a Policy will be issued. The initial premium for a Policy is determined by the Owner at the time of application, and is shown in the application and on the Policy's specifications page.

          When the Owner applies for the policy, he or she determines the amount of the premium to be paid each year. The first year's premium payment must be at least $20,000. The scheduled premium for future years does not have to be level - it may be different from year to year to meet the Owner's anticipated needs.

          After paying the initial premium, the Owner makes future premium payments according to the schedule that he or she has established. The scheduled premiums are shown on the policy specifications page. We will send a bill based on the schedule. The Owner may make each year's scheduled premium payment in a lump sum or in installments at any time during the policy year.


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          The Owner may not pay more premiums than the amount billed.  He or she may pay less than the scheduled premium, but there are some important restrictions as described below.

          On each Policy Anniversary we will review the premiums paid into the policy. If the total amount of premiums paid since the policy's issue date has always been at least 80% of the total scheduled premiums since the policy's issue date, then the Owner may pay any amount of premium up to the current scheduled amount for that Policy Year. If the total amount of the premiums paid is less than 80% of the total scheduled premium, we will notify the Owner of the amount of the shortfall and the consequences of failing to pay at least 80% of the scheduled premium.

          There is a period of 62 days from the end of the policy year, called the "grace period." If the Owner pays a premium during the grace period, and if the Owner has paid less than the scheduled premium (or less than the restricted premium, if applicable) for the policy year that just ended, then we will treat the premium payment as having been made in the prior policy year. By doing this, we allow the Owner greater flexibility in deciding how much premium he or she wants to pay in the current policy year. If the sum of the premium paid during the grace period and the premium already applied to the prior policy year exceed the amount allowed for the prior policy year, then we will treat any excess as a premium payment for the current policy year.

          If, on the other hand, a premium remains unpaid after the grace period, and if the total premium paid since the policy's issue date is less than 80% of the scheduled premiums, then future annual premiums payable are limited to the lesser of:

          1.   the scheduled annual premium, or
          2. the annual premium paid in the year in which the cumulative premiums paid fell below 80% of the scheduled cumulative premium.

          If the Owner does not pay the lesser of these two amounts, no further premiums are payable. We will not accept any more premiums unless they are necessary to pay the charges and deductions under the policy.

          This limit will remain in force for all future years unless the Owner reinstates the premium schedule as described under Premium Default and Reinstatement.

          We will deduct certain expenses from the Policy's cash value. These expenses are described below. In addition, the cash value may increase or decrease, depending on the investment experience of the funds the Owner selects. Because it is possible for the cash value to decrease, the death benefit may also decrease. If the cash value is insufficient to pay the charges and deductions, we will allow the Owner to pay sufficient premium into the policy to cover the current charges


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          and deductions.  If the Owner does not make such premium
          payments, the policy will terminate without value.

          The Company will determine current cost of insurance rates based upon expectations as to future mortality experience. The cost of insurance rates are guaranteed not to exceed rates based upon the Commissioners' 1980 Standard Ordinary Mortality Tables.

          The Policies will be offered and sold pursuant to established underwriting standards and in accordance with state insurance laws. State insurance laws may prohibit unfair discrimination among insureds but recognize that cost of insurance charges may be based upon factors such as age, sex, health, and occupation.

     B.   Application and Initial Premium Processing

          Upon receipt of a completed application, the Company will follow certain insurance underwriting (i.e., evaluation of risks) procedures designed to determine whether the applicant is insurable. This process may involve such verification procedures as medical examinations and may require that further information be provided by the proposed insured before a determination can be made. A Policy will not be issued until the underwriting procedure has been completed.

          Insurance coverage under a Policy will begin on the issue date, which is the date as of which the Policy is delivered and the initial premium has been received prior to the insured's death and prior to any change in health as shown in the application. The issue date is used to determine Policy anniversaries, Policy years and Policy months.

          After the issue date the Company will generally allocate the net premium received during the "right to examine policy period" to the division of the General American Life Insurance Company Separate Account Eleven (the "Separate Account") that invests in the Money Market Fund of General American Capital Company. Upon expiration of this period, the cash value in that division will be transferred to the divisions of the Separate Account and to the Company's General Account in accordance with the Owner's allocation instructions.

     C.   Reinstatement Procedures

          A premium is in default if the Owner does not pay it on or before the last day of the Policy year. We will allow a grace period of 62 days for payment of each premium except the first. The grace period begins on the last day of the Policy year for which the premium payment was due. If the Owner pays a premium during the grace period, and if he or she has paid less than the scheduled premium (or less than the restricted premium, if applicable), we will treat the premium payment as having been made in the prior Policy year. If the sum of the premium paid during the grace period and the premium already applied to the prior Policy


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          year exceed the amount allowed for the prior Policy year, then we will treat any excess as a premium payment for the current Policy year.

          If premium payments have been restricted because the Owner has not paid at least 80% of the scheduled premiums on a cumulative basis, the Owner may apply to reinstate the premium payment schedule as described below.

          The Owner may reinstate premium payments within three years after the date of default of a premium payment, provided that he or she has not surrendered the policy and that:

          1.   the Owner submits a written request for reinstatement;
          2. the Owner submits proof satisfactory to us that the Insured is insurable by our standards;
          3.   the Owner pays all overdue premiums;
          4. the Insured is alive on the date we approve the request for reinstatement. If the insured is not alive, the approval is void with no effect.

          For purposes of reinstatement, the term "all overdue premiums" shown in item 3 above means the greater of (a) the amount of the originally scheduled premium for the current Policy Year, or (b) the amount of premium required so that the total premiums paid since the Issue Date (without interest) is equal to 80% of the cumulative scheduled premium.

          After deducting any applicable Federal Tax Charge and State Tax Charge, we will allocate the Net Premiums paid under item 3 above into the General Account or the Divisions of the Separate Account according to the Owner's current allocation instructions.

          The Policy with its reinstated premium schedule will be in force from the date we approve the reinstatement application. There will be a full monthly deduction for the Policy Month which includes this date. Any application for reinstatement becomes part of the contract of reinstatement and of the Policy.

II.  REDEMPTION PROCEDURES: SURRENDER AND RELATED TRANSACTIONS

     Set forth below is a summary of the principal Policy provisions and administrative procedures which might be deemed to constitute, either directly or indirectly, a "redemption" transaction. The summary shows that because of the insurance nature of the policies, the procedures involved necessarily differ in certain significant respects from the redemption procedures for mutual funds and contractual plans.

     A.   Surrenders and Pro-Rata Surrenders

          After the first policy year, during the lifetime of the insured and while a Policy is in effect, the Owner may surrender or make a pro-rata (partial) surrender of the


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          Policy by sending a written request to the Company.  The amount available for surrender is the cash surrender value at the end of the valuation period during which the surrender request is received at the Company's home office. Amounts payable from the Separate Account upon surrender or a pro-rata surrender will ordinarily be paid within seven days of receipt of the written request.

          If the Policy is being surrendered, the Policy itself must be returned to the Company along with the request. Upon surrender, the Company will pay the cash surrender value (the cash value, plus unearned cost of insurance charges from the date of surrender to the end of the policy month, less any indebtedness). Surrender proceeds may be paid in a single sum or under one of the settlement options. Coverage under a Policy will terminate as of the date of surrender.

          If the Policy is being pro-rata surrendered, the cash value and the death benefit will be reduced by a percentage specified by the Owner. This percentage may be any whole number. The percentage will be applied to the death benefit and the cash value effective on the date we receive the request.

          The Owner may allocate the amount of decrease in the cash value among the divisions of the Separate Account and the General Account. If no allocation is specified, then the reduction will be allocated among the divisions of the Separate Account and the General Account in the same proportion that the Policy's cash value in each division and the General Account bears to the total cash value of the Policy, less the cash value in the Loan Account, on the date the request for the pro-rata surrender is received.

          The death benefit will be affected by a pro-rata surrender.

          A Pro-Rata Surrender will not be processed for less than $500 or if it will reduce the Cash Value below $10,000. No Pro-Rata Surrender will be processed for more Cash Surrender Value than is available on the date of the Pro-Rata Surrender. A cash payment will be made to the Owner for the amount of Cash Value reduction.

     B.   Changes in Face Amount

          Because the death benefit is determined by the cash value of the Policy, changes in face amount are not available under the Policy.

     C.   Change in Death Benefit Option

          Because the death benefit is determined by the cash value of the Policy, death benefit options are not available under the Policy.


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     D.   Benefit Claims

          While the Policy remains in force, the Company will pay a death benefit to the named beneficiary in accordance with the designated death benefit option within seven days after receipt in its home office of due proof of death of the insured. Payment of death benefits may be postponed under certain circumstances, such as the New York Stock Exchange being closed for reasons other than customary weekend and holiday closings.

          If the person insured is less than attained age 100 at the time of death, the death benefit will be equal to the policy's cash value on the date of death, multiplied by an attained age factor. The attained age factors are shown on a table in the policy. The factors shown in the policy are for deaths occurring on the policy anniversary. For any other date, we will determine the factor by interpolation, or calculating the daily value between the anniversary dates.

          If the person insured has reached attained age 100 at the time of death, the death benefit will be equal to 101% of the policy's cash value (100% if required by state law).

          We will increase the policy proceeds by the cost of insurance from the date of death to the end of the policy month, and reduce them by any outstanding loans and interest. We will pay the death benefit according to the settlement options available at the time of death.

     E.   Policy Loans

          The Owner may borrow against the cash value of a Policy. The loan value is the maximum amount that may be borrowed. The loan value is:

          *    the cash value on the date we receive the loan request;
          * plus interest on the loan balance to the next policy anniversary, calculated at the guaranteed general account interest rate;
          * minus interest on the new loan to the next policy anniversary;
          *    minus any loans and interest already outstanding;
          *    minus monthly deductions to the next policy anniversary.

          Unless the Owner specifies otherwise, when he or she borrows against the policy, we will take the money from the general account and the divisions of the separate account in proportion to the balances in each account.

          Loan interest is due at each policy anniversary. If the Owner does not pay the loan interest, we will add it to the amount of the loan.

          The Owner may repay all or part of the loan at any time. When he or she make a loan payment, we will put the money back into the general account or the divisions of the separate account in the same percentages used to make the loan.


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          When we pay out the proceeds of the policy, either as a death benefit or as a policy surrender, we will deduct any outstanding loans and interest from the amount we pay.

III. TRANSFERS

     The Separate Account has multiple divisions. Under the Company's current rules, a Policy's cash value, except amounts credited to the Loan Account, may be transferred among the divisions of the Separate Account and between the General Account and the divisions. Requests for transfers from or among divisions of the Separate Account may be made up to twelve times in a Policy year at no charge. The company reserves the right to charge a fee not to exceed $25 for transfers or partial withdrawals in excess of twelve in a Policy year. Transfers must be in amounts of at least $500 or, if smaller, the Policy's cash value in a division. The Company will make transfers and determine all values in connection with transfers as of the end of the valuation period during which the transfer request is received.

     The Company currently intends to continue to permit transfers for the foreseeable future. The Policy provides that the Company may at any time revoke or modify the transfer privilege, including the minimum amount transferable.

IV.  REFUNDS

     A.   Right to Examine Policy Period

          An Owner may cancel a Policy within the latest of 20 days after receiving it, 45 days after the application was signed, or 10 days of mailing a notice of the cancellation right (or such longer time as may be required by law). If a Policy is cancelled within this time period a refund will be paid. The refund will generally equal all premiums paid under the Policy. For policies issued in certain states, the amount of the refund may reflect investment gains or losses.

          To cancel the Policy, the Owner must mail or deliver the Policy to either the Company or the agent who sold it. A refund of premiums paid by check may be delayed until the check has cleared the Owner's bank.

     B.   Suicide

          In the event the insured commits suicide, whether sane or insane, within two years of the issue date, the amount payable will be limited to the return of premiums paid, less any indebtedness or partial withdrawals. This provision may be modified to comply with the laws of any state in which the Policy is issued.


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     C.   Incontestability Clause

          The Policy is incontestable after it has been in force for two years from the issue date during the lifetime of the insured. Any reinstatement of a Policy's premium schedule is incontestable only after it has been in force during the lifetime of the insured for two years after the effective date of the reinstatement.

     D.   Misstatement of Age or Sex

          If the age or sex (except as required by state law) of the insured has been misstated in the application, the amount of the death benefit will be that which the most recent attained age factor would have purchased for the correct age and sex.

V.   METHOD OF COMPUTING EXCHANGE ADJUSTMENTS PURSUANT TO PARAGRAPH
     (b)(13)(v)(B) OF RULE Ee-3(T) UNDER THE INVESTMENT COMPANY ACT
     OF 1940

     During the first 24 Policy months following the issuance of the Policy, the Owner may in effect convert any Policy still in force to a guaranteed benefit life insurance policy by transferring the Policy's cash value in the Separate Account to the General Account. Transfers made pursuant to this conversion right will not affect the death benefit, face amount, net amount at risk, rate class or issue age under a Policy. No charge will be imposed on any transfers resulting from the exercise of this conversion privilege, and such transfers will not count against the limitation on the amount and frequency of transfer requests allowed in each Policy year.

     The cash value of the new Policy on the exchange date will equal the cash value of the Policy on the valuation date immediately prior to the exchange date, plus the cash value provided by any net premium credited to the new Policy on the exchange date less monthly deductions under the new Policy. The same conditions and principles applicable to the exchange of an entire policy are equally applicable to an exchange relating to an increase.

     No further adjustments are made in cash values and payments upon an exchange.